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                             November 9, 2023

       Jack Leeney
       Chief Executive Officer
       7GC & Co. Holdings Inc.
       388 Market Street, Suite 1300
       San Francisco, CA 94111

                                                        Re: 7GC & Co. Holdings
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed November 2,
2023
                                                            File No. 333-274278

       Dear Jack Leeney:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       Risk Factors
       7GC's public stockholders will experience immediate dilutions as a consequence of the issuance of New Banzai Class A shares..., page 55

   1. We note from your revised disclosure on page 55 that immediately following the Business
                                                        Combination, Banzai
securityholders will collectively own 23.4% under the no
                                                        redemption scenario.
Please tell us whether the reference to    collectively    is intended to
                                                        include Banzai
Management stockholders. If so, revise the percentage accordingly or alternatively disclose
Banzai Management   s percentage ownership following the Closing.
 Jack Leeney
FirstName
7GC & Co.LastNameJack
           Holdings Inc. Leeney
Comapany 9,
November  Name7GC
             2023    & Co. Holdings Inc.
November
Page 2    9, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 76

2. We note that you have removed any reference to the GEM financing from your pro forma financial statements. Please clarify whether you still intend to draw down $40.0 million under this Agreement and if so when. While we understand that such funds will not satisfy the minimum cash requirement necessary to complete the Business Combination, to the extent you intend to draw on this Agreement soon after Closing, please revise to include a discussion of the impact of this transaction in the notes to the pro forma financial statements including the potential impact to pro forma shares outstanding and pro forma net loss per share in Note 4. Similarly, include a discussion of the additional shares that will be issued to Cantor following Closing.
3. Please address the following as it relates to your pro forma financial statements:
             You state that pro forma adjustment G assumes the repayment of the 2022
             Promissory Note using proceeds received from "the financing transaction described above." Clarify what financing transaction you are referring to or revise.
             Revise the reference to pro forma adjustment G in the maximum redemption column to refer instead to pro forma adjustment F.
7GC & Co. Holdings Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 10. Subsequent Events, page F-25

4. Please revise to include a discussion of the Fee Reduction Agreement related to your deferred offering costs. Refer to ASC 855-10-50-2.
Exhibits and Financial Statement Schedules, page II-5

5. Please revise to provide a signed, final copy of the Share Purchase Agreement by and among New Banzai, Gem Global Yield LLC SCS and GEM Yield Bahamas
Limited.
       Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-
5791 or Matthew Crispino at 202-551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Mike Heinz